Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: JANUARY 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    _

Form 40-F     X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

No    X

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Exhibit Index

Exhibit

Description of Exhibit

1

Petro-Canada Increases Quarterly Dividend by 50%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 29, 2004

PETRO-CANADA

/s/ W. A. (Alf) Peneycad

Name:

W. A. (Alf) Peneycad

Title:

Vice-President, General Counsel,

Corporate Secretary and Chief Compliance Officer

_______________________________________________________________________________________

Exhibit 1

For Immediate Release

Thursday, January 29, 2004

Petro-Canada Increases Quarterly Dividend by 50%

Calgary – The Board of Directors of Petro-Canada at a meeting held on the 29th day of January, 2004, declared a quarterly dividend of $0.15 per share on the outstanding common shares of the Corporation, payable on the 1st day of April, 2004 to shareholders of record at the close of business on the 3rd day of March, 2004.  The announced quarterly dividend of $0.15 per share represents a 50% increase over the $0.10 per share dividend paid in the fourth quarter of 2003.

“This demonstrates our confidence in our ability to maintain strong cash flow from our diverse set of assets,” commented Chief Executive Officer Ron Brenneman.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally.  Its common shares trade on the TSX under the symbol PCA, and on the New York Stock Exchange under the symbol PCZ.

For further information,

Investor and analyst enquiries:

Media and general enquiries:

please contact:

Gordon Ritchie

Helen Wesley

Investor Relations

Corporate Communications

(403) 296-7691

(403) 296-3555

Internet site:  www.petro-canada.ca

E-mail:  investor@petro-canada.ca

(publié également en français)